SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)(1)

                              VTX ELECTRONICS CORP.
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                                (Name of issuer)

                          COMMON STOCK, $.10 PAR VALUE
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                         (Title of class of securities)

                                    918388109
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                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 31, 1997
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


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(1)      The  remainder  of this cover page shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 918388109                13D           Page 2 of 7 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     STEEL PARTNERS II, L.P.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                   (b) / /
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                        PF
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                              / /
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     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        DELAWARE
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 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               500,000(2)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           500,000(2)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        500,000(2)
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                            / /
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           3.8%
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     14        TYPE OF REPORTING PERSON*

                        PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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(2)      Relates to certain warrants which are exercisable  within sixty days of the date hereof to purchase 500,000 shares of Common Stock of the Issuer.

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CUSIP No. 918388109                13D           Page 3 of 7 Pages
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================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    WARREN LICHTENSTEIN
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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                    (b) / /
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      3         SEC USE ONLY

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      4         SOURCE OF FUNDS*
                         00
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      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                           / /
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      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                         USA
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  NUMBER OF             7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                               500,000(3)
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                            - 0 -
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                            500,000(3)
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                            - 0 -
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         500,000(3)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             3.8%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
(3) Relates to certain warrants which are exercisable within sixty days of the date hereof to purchase 500,000 shares of Common Stock of the Issuer.

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CUSIP No. 918388109                13D           Page 4 of 7 Pages
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         This  constitutes  Amendment No. 2 ("Amendment  No. 2") to Schedule 13D
filed by the undersigned on or about April 15, 1996 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 2, the Schedule 13D, as amended, remains in full force and effect. This Amendment No. 2 is being filed by the Reporting Persons, to report, among other things, the termination by Quota Fund N.V. ("Quota") as of March 31, 1997 of its investment advisory contract (the "Services Contract") between Steel Partners Services, Ltd. ("Services") and Quota. As a result of the termination of the Services Contract, Services no
longer  has  voting  or  dispositive   power  over  the  derivative   securities
convertible or exercisable into 1,000,000 Shares held for the account of Quota. Defined terms shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

         Item 2 is amended to read in its entirety as follows:

Item 2.  Identity and Background.

         (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), and Warren G. Lichtenstein. Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren Lichtenstein, Chairman of the Board, Chief Executive Officer and Secretary. The sole executive officer, director and stockholder of Services is Warren Lichtenstein who is Chairman of the Board, Chief Executive Officer and Secretary. Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position with Steel Partners II and Services, Mr. Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II and Services, respectively. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

         (b) The principal business address of each Reporting Person is 750 Lexington Avenue, 27th Floor, New York, New York 10022.

         (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal occupation of Mr. Lichtenstein is investing in securities of microcap companies. The principal business of Services is providing management and advisory services.

         (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative

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CUSIP No. 918388109                13D           Page 5 of 7 Pages
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body of  competent  jurisdiction  and as a result of such  proceeding  was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Lichtenstein is a citizen of the United States of America.

         Item 5(a) is amended as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 12,652,000 Shares of Common Stock outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended December 31, 1996, plus such number of shares of Common Stock not presently outstanding subject to issuance upon exercise or conversion with 60 days of the Securities owned by each such Reporting Person.

As of the close of business on April 1, 1997:

         Based on the beneficial ownership by Steel Partners II of the Securities described herein, Steel Partners II beneficially owns 500,000 Shares, constituting approximately 3.8% of the Common Stock outstanding. Mr. Lichtenstein may be deemed to beneficially own 500,000 Shares, representing approximately 3.8% of the Common Stock outstanding, by virtue of this authority to vote, to the extent such securities have voting rights, and dispose of the 500,000 Shares beneficially owned by Steel Partners II.

         Shares issuable upon exercise of the B-2 Warrants and the March Warrants and certain warrants issued in June 1996 are not reported herein as being beneficially owned by the Reporting Person because such warrants are not exercisable within 60 days.

         Item 5(c) is amended by adding the following:

         Effective March 31, 1997, as a result of the termination of the Services Contract, Soros Fund Management LLC, a Delaware limited liability company, currently exercises investment discretion over the derivative securities convertible or exercisable into 1,000,000 Shares, consisting of (i) 1,250 shares of Preferred Stock that are convertible into 500,000 Shares and
(ii) B-1 Warrants to purchase 500,000 Shares, previously managed by Services for the benefit of Quota pursuant to the Services Contract. Other than as set forth above, no Reporting Person has engaged in transactions in the Issuer's Common Stock within the past sixty days.

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CUSIP No. 918388109                13D           Page 6 of 7 Pages
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         Item 5(e) is amended by adding the following:

         As a result of this termination, as of March 31, 1997 Steel Partners and Warren Lichtenstein are no longer deemed to own five percent or more of the Issuer's Common Stock and are no longer deemed to be Reporting Persons.

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CUSIP No. 918388109                13D           Page 7 of 7 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 3, 1997


                                   STEEL PARTNERS II, L.P.,

                                   By:  STEEL PARTNERS, L.L.C.
                                        general partner


                                   By:  /s/ Warren Lichtenstein
                                        -----------------------
                                            Warren Lichtenstein,
                                            Chairman of the Board


                                    /s/ Warren Lichtenstein
                                    -----------------------------
                                        Warren Lichtenstein